Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 30, 2006, in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-137972) and related Prospectus of Unifi, Inc. for the registration of $190,000,000 11 1/2 % Senior Secured Notes due 2014.

We also consent to the incorporation by reference therein of our reports dated August 30, 2006, with respect to the consolidated financial statements and schedule of Unifi, Inc., Unifi, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Unifi, Inc., included in its Annual Report (Form 10-K) for the year ended June 25, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Greensboro, North Carolina

December 14, 2006